UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly Held Company Corporate Taxpayer's ID (CNPJ) No. 60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. ("Bradesco") informs its shareholders and the market in general that yesterday in the Section 2 of the Official Gazette, the publication was made of the decision for the termination of the Administrative Proceedings No. 12100.000070/2016-94, object of the notice to the market of April 4, 2017, and which had origin in the so-called "Operação Zelotes" ("Operation Zelotes").

The determination is part of the decision given by the Internal Affairs Department of the Ministry of Economy in accordance with the competence delegated by ME Ordinance No. 8, of January 9, 2020, published in the Official Gazette on January 13, 2020.

The decision that determined the termination of proceedings accepted entirely the Final Report of the Processing Commission, the opinion of the Attorney General of the National Treasury (SEI No. 5263/2019/ME) and the Joint Order of the General Coordination of Management and Administration and of the Leadership of the Advisory and Judgment Division (COGER-DIJUG - SEI No. 6158331), which confirmed, expressly recognizing, the absence of evidence that Bradesco has promised, offered or given, directly or indirectly, undue advantage to the public agents involved in the so-called "Operation Zelotes", in accordance to Article 5, section I, of Law No. 12,846, of 2013.

Cidade de Deus, Osasco, SP, February 4, 2020.

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Deputy Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 4, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.